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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 TOM BROWN, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                                       95-1949781
   (State of Incorporation)                    (IRS Employer Identification No.)

555 Seventeenth Street, Suite 1850, Denver, Colorado              80202
   (Address of Principal Executive Offices)                     (Zip Code)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates: _______________ (if applicable).

         Securities to be registered pursuant to Section 12(b) of the Act:

              Title of Each Class                 Name of Each Exchange On Which
              To Be So Registered                 Each Class Is to Be Registered
              -------------------                 ------------------------------
         Common Stock, $.10 par value                 New York Stock Exchange
 Rights to Purchase Series B Preferred Stock          New York Stock Exchange


         Securities to be registered pursuant to Section 12(g) of the Act:

                                      None.

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.


General

         Tom Brown, Inc. (the "Company"), a Delaware corporation, is authorized to issue 55,000,000 shares of common stock, $.10 par value per share. As of April 15, 2002, 39,171,024 shares of common stock were outstanding.

         Holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights with respect to the election of directors. Holders of common stock have no preemptive rights and are entitled to such dividends as may be declared by the board of directors out of legally available funds. The common stock is not entitled to any sinking fund, redemption or conversion provisions. If the Company liquidates, dissolves or winds up its business, the holders of common stock will be entitled to share ratably in the Company's net assets remaining after the payment of all creditors and the liquidation preferences of any preferred stock.

         The common stock is currently quoted on the Nasdaq National Market under the symbol TMBR, but the Company has applied for listing the common stock on the New York Stock Exchange.

         The Company has never paid any cash dividends and does not intend to pay any cash dividends on the common stock in the foreseeable future.

         The Company's First Amended and Restated Rights Agreement, dated as of March 1, 2001, provides that a preferred share purchase right is associated with each share of common stock. A discussion of the preferred share purchase rights follows below under the caption "Anti-Takeover Matters - Stockholder Rights Plan".

         The transfer agent and registrar for the common stock is Equiserve Trust Company, N.A.

Anti-Takeover Matters

         Certificate of Incorporation and Bylaws. The Company's certificate of incorporation and bylaws contain provisions that may have the effect of delaying, deferring or preventing a change in control of the Company. These provisions, among other things, provide for noncumulative voting in the election of directors, impose certain procedural requirements on stockholders who wish to make nominations for the election of directors or propose other actions at stockholders' meetings and two-thirds voting requirements for the amendment of certain provisions of the bylaws.

         In addition, the Company's certificate of incorporation authorizes the board to issue up to 2,500,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the board of directors may determine. These provisions, alone or in combination with each other and with the stockholder rights plan described below, may discourage transactions involving actual or potential changes of control of the Company, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock.

         Stockholder Rights Plan. On March 1, 1991, the Board of Directors of the Company approved and adopted a rights agreement and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, $. 10 par value (the "Common Shares"), of the Company. The dividend was paid on March 15, 1991 to the shareholders of record on that date.

         After approval by the Board of Directors of the Company on February 22, 2001, the Company amended and restated the initial rights agreement on March 1, 2001 in order to, among other things, (1) increase the exercise price, (2) reduce the ownership threshold for a person to become an "Acquiring Person" (as described below) and (3) extend the Final Expiration Date of the Rights. The description and terms of the Rights are set forth in the initial rights agreement, dated as of March 5, 1991, as amended and restated by the First Amended and Restated Rights Agreement (the "Rights Agreement"), dated as of March 1, 2001, between the Company and EquiServe Trust Company, N.A. (as successor to American Stock Transfer & Trust Company of New York, as Rights Agent) (the "Rights Agent"). As of March 1, 2001, each Right entitles the registered holder to purchase from the Company one-hundredth of a share of Series B Preferred Stock, $ .10 par value (the "Preferred Shares"), of the Company at a price of $120 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

         ACQUIRING PERSON THRESHOLD AND DISTRIBUTION DATE. Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons acquired beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person"), subject to certain exceptions set forth in the Rights Agreement, and (ii) 10 business days following the commencement or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Shares outstanding as of March 15, 1991, by the certificates representing such Common Shares with a copy of the Summary of Rights attached thereto.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after March 15, 1991 upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

         FINAL EXPIRATION DATE. The Rights are not exercisable until the Distribution Date. The Rights will expire on March 1, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless earlier redeemed by the Company as described below.

         DESCRIPTION OF PREFERRED SHARES. The Preferred Shares purchasable upon exercise of the Rights will be nonredeemable. Each Preferred Share will have a minimum preferential quarterly dividend rate of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared on the Common Shares. In the event of liquidation, the holders of the Preferred Shares will receive a preferential liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per Common Share. Each Preferred Share will have one hundred votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         PURCHASE PRICE ADJUSTMENTS. The Purchase Price payable, and the number of Preferred Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).



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



         If, prior to the Distribution Date, the Company declares or pays a dividend on the Common Shares payable in Common Shares or effects a subdivision or combination of the Common Shares, the number of one one-hundredths of a Preferred Share for which a Right is exercisable and the number of Rights outstanding will be appropriately adjusted.

         ANTIDILUTION ADJUSTMENTS UPON THE OCCURRENCE OF CERTAIN MERGERS. If, after any person becomes an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets, earning power or cash flow generation capacity were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

         ANTIDILUTION ADJUSTMENTS AFTER A PERSON BECOMES AN ACQUIRING PERSON. In the event any person becomes an Acquiring Person, each Right then outstanding would "flip-in" and become a right to buy that number of Common Shares that at the time of such acquisition would have a market value of two times the exercise price of the Right. The Acquiring Person who triggered the Rights would be excluded from the "flip-in" because his rights would have become void upon his triggering acquisition.

         EXCHANGE PROVISION. At anytime after a person has become an Acquiring Person and the Acquiring Person owns less than 50% of the Company's voting shares then outstanding, the Board of Directors would have the option to issue Common Shares in exchange for the Rights (other than Rights owned by the Acquiring Person which would be void) at the rate of one share for each Right.

         REDEMPTION. At any time prior to a person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right subject to adjustment (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         AMENDMENTS. The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights. However, from and after the date that any person becomes an Acquiring Person, the Rights may be amended by the Board of Directors of the Company solely in order (i) to cure any ambiguity, (ii) to correct or supplement any defective or otherwise inconsistent provision in the Rights Agreement, (iii) subject to certain restrictions, to shorten or lengthen any time period or (iv) to otherwise change or supplement the Rights Agreement in a manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person). The amendment provision of the Rights Agreement provides that the 15% threshold can be lowered to not less than 10%; provided, however, that no person who then beneficially owns a number of shares of common stock equal to or greater than the reduced threshold shall be an Acquiring Person unless such person acquires additional shares.

         MISCELLANEOUS. With certain exceptions, no adjustment in the Purchase Price will be required until adjustments which were not made equal, on a cumulative basis, at least 1% of such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights may tend to deter potential unsolicited tender offers or other efforts to obtain control of the Company that are not approved by the Board of Directors.

         The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the First Amended and Restated Rights Agreement, which is an Exhibit to this Registration Statement and is incorporated in this summary description by reference.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company's Form 10-k Report for the fiscal year ended December 31, 2000. A copy of the Rights Agreement is available free of charge from the Company.

ITEM 2. EXHIBITS


         3.1 Certificate of Incorporation, as amended, of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant's Form S-8 Registration Statement, No. 333-51320, and filed with the Securities and Exchange Commission on December 6, 2000).

         3.2 Form of Certificate of Designation, Rights and Preferences establishing the terms of the Registrant's Series B Preferred Stock, $.10 par value (included as Exhibit A to the Rights Agreement filed as Exhibit 4.2 hereto).

        *3.3 First Amendment to Certificate of Designation, Rights and Preferences of Series B Preferred Stock, $.10 par value, of the Registrant.

         3.4 Amended and Restated Bylaws of the Registrant, dated May 10, 2001 (Incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-Q Report for the quarterly period ended March 31, 2001, and filed with the Securities and Exchange Commission on May 14, 2001).

        *4.1 Specimen certificate for shares of common stock, $.10 par value.

         4.2 Rights Agreement, dated as of March 5, 1991, between the Company and American Stock Transfer & Trust Company of New York, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation, Rights and Preferences of the Company's Series B Preferred Stock, $.10 par value, as Exhibit A (Incorporated by reference to Exhibit 1 to the Registrant's Form 8-A dated March 12, 1991, and filed with the Securities and Exchange Commission on March 18, 1991).

         4.3 First Amended and Restated Rights Agreement, dated as of March 1, 2001, between the Registrant and Equiserve Trust Company, N.A., as Rights Agent, specifying the terms of the Rights, which includes the form of Right Certificate as Exhibit A and the form of Summary of Rights to Purchase Preferred Shares as Exhibit B (Incorporated by reference to Exhibit 4.2 to the Registrant's Form 10-K Report for the fiscal year ended December 31, 2000, and filed with the Securities and Exchange Commission on March 13, 2001).

         4.4 Form of Right Certificate (included as Exhibit A to the First Amended and Restated Rights Agreement filed as Exhibit 4.3 hereto).

         4.5 Form of Summary of Rights to Purchase Preferred Shares (included as Exhibit B to First Amended and Restated Rights Agreement filed as Exhibit 4.3 hereto) which, together with certificates representing the outstanding Common shares of the Registrant, represent the Rights prior to the Distribution Date.

----------
*Filed herewith.



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                          TOM BROWN, INC.


                                          By:       /s/ James D. Lightner
                                             -----------------------------------
                                                 James D. Lightner, President


April 26, 2002

                                  EXHIBIT INDEX

     EXHIBITS

         3.1      Certificate of Incorporation, as amended, of the Registrant
                  (Incorporated by reference to Exhibit 3.1 to the Registrant's
                  Form S-8 Registration Statement, No. 333-51320, and filed with the Securities and Exchange Commission on December 6, 2000).

         3.2 Form of Certificate of Designation, Rights and Preferences establishing the terms of the Registrant's Series B Preferred
                  Stock, $.10 par value (included as Exhibit A to the Rights
                  Agreement filed as Exhibit 4.2 hereto).

        *3.3      First Amendment to Certificate of Designation, Rights and
                  Preferences of Series B Preferred Stock, $.10 par value, of the Registrant.

         3.4      Amended and Restated Bylaws of the Registrant, dated May 10,
                  2001 (Incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-Q Report for the quarterly period ended
                  March 31, 2001, and filed with the Securities and Exchange
                  Commission on May 14, 2001).

        *4.1 Specimen certificate for shares of common stock, $.10 par value.

         4.2      Rights Agreement, dated as of March 5, 1991, between the
                  Company and American Stock Transfer & Trust Company of New
                  York, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation, Rights and Preferences of the Company's Series B Preferred Stock,
                  $.10 par value, as Exhibit A (Incorporated by reference to Exhibit 1 to the Registrant's Form 8-A dated March 12, 1991, and filed with the Securities and Exchange Commission on March
                  18, 1991).

         4.3      First Amended and Restated Rights Agreement, dated as of March
                  1, 2001, between the Registrant and Equiserve Trust Company,
                  N.A., as Rights Agent, specifying the terms of the Rights, which includes the form of Right Certificate as Exhibit A and the form of Summary of Rights to Purchase Preferred Shares as Exhibit B (Incorporated by reference to Exhibit 4.2 to the Registrant's Form 10-K Report for the fiscal year ended
                  December 31, 2000, and filed with the Securities and Exchange
                  Commission on March 13, 2001).

         4.4      Form of Right Certificate (included as Exhibit A to the First
                  Amended and Restated Rights Agreement filed as Exhibit 4.3 hereto).

         4.5      Form of Summary of Rights to Purchase Preferred Shares
                  (included as Exhibit B to First Amended and Restated Rights
                  Agreement filed as Exhibit 4.3 hereto) which, together with certificates representing the outstanding Common shares of the Registrant, represent the Rights prior to the Distribution
                  Date.

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*Filed herewith.